UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

3rd Floor, No. 168 Fengqi Road

Jimei District, Xiamen City, Fujian Province

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On July 11, 2024, Pop Culture Group Co., Ltd, a Cayman Islands company (the “Company”), closed the acquisition of 98% of the issued share capital in Yi Caishen (Xiamen) Trading Co., Ltd., a limited liability company incorporated in China (the “Target Company”), pursuant to a share purchase agreement (the “Share Purchase Agreement”), dated May 29, 2024, by and between the Company’s wholly owned subsidiary, Pop Culture (HK) Holding Limited, a private company incorporated under the laws of Hong Kong Special Administrative Region (“Pop Culture HK”), and Shaorong Zheng, a shareholder of the Target Company. The Company issued an aggregate of 1,000,000 Class A ordinary shares, par value US$0.01 per share, with an aggregate value of $1,100,000, to Shaorong Zheng as consideration for 98% of the issued share capital in the Target Company.

The Class A ordinary shares were issued in reliance on Rule 902 of Regulation S promulgated under the Securities Act of 1933, as amended, and Shaorong Zheng represented that he was not a resident of the United States or a “U.S. person” as defined in Rule 902(k) of Regulation S and was not acquiring the Class A ordinary shares for the account or benefit of any U.S. person.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, which was filed as Exhibit 10.1 to the Company’s Form 6-K dated as of June 12, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: July 12, 2024	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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